    As filed with the Securities and Exchange Commission on August 20, 2001
                                                          Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           -------------------------

                                   FORM S-3
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                           -------------------------

                       D & K HEALTHCARE RESOURCES, INC.
            (Exact name of registrant as specified in its charter)

                Delaware                               43-1465483
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

          8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105
                                (314) 727-3485
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------

                            J. HORD ARMSTRONG, III
               Chairman of the Board and Chief Executive Officer
                       D & K Healthcare Resources, Inc.
          8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105
                                (314) 727-3485
   (Address, including zip code, and telephone number, including area code, of agent for service)

                           -------------------------

                                With copies to:
                            MEREDITH M. TODD, ESQ.
                            Armstrong Teasdale LLP
                      One Metropolitan Square, Suite 2600
                        St. Louis, Missouri 63102-2740
                                (314) 621-5070

                           -------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                           -------------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                         Proposed Maximum    Proposed Maximum
            Title Of Shares               Amount To Be  Offering Price Per  Aggregate Offering       Amount Of
         To Be Registered/(1)/              Registered      Share/(2)/          Price/(2)/       Registration Fee/(1)/
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share      20,000           $41.33             $826,600                $207
======================================================================================================================

(1) This registration statement also includes preferred stock purchase rights, which are attached to all shares of common stock issued, pursuant to the terms of the registrant's Shareholder Rights Plan. Until the occurrence of certain prescribed events, these rights are not exercisable, are evidenced by the certificates for the common stock and will be transferred with and only with the common stock. Because no separate consideration is paid for these rights, the registration fee therefor is included in the fee for the common stock.
(2) Calculated based upon the average of high and low prices reported on the Nasdaq Stock Market's National Market on August 15, 2001, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                 20,000 Shares

                                    [LOGO]

                       D & K HEALTHCARE RESOURCES, INC.

                                 Common Stock


     The selling stockholder named in this prospectus is offering up to 20,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder.

     Our common stock is quoted on the Nasdaq National Market under the symbol "DKWD". On August 15, 2001, the last reported sale price of our common stock was $41.31 per share.

     You should carefully consider the risks that we have described in "Risk Factors" beginning on page 3 before deciding whether to invest in our common stock.

                           -------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                           -------------------------


                The date of this prospectus is August __, 2001.

                              PROSPECTUS SUMMARY

     The following summary sets forth certain pertinent facts and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." In this prospectus, references to "fiscal 1996" and "fiscal 1997" refer to our fiscal year ended on the Friday closest to March 31 of that year and references to "fiscal 1998", "fiscal 1999", "fiscal 2000"and "fiscal 2001" refer to our fiscal year ended June 30 of that year.

                                    Summary
Our Company

     We are a wholesale distributor of pharmaceutical and related healthcare and beauty aid products to independent and regional pharmacies, national pharmacy chains and other healthcare providers. We currently service customers in 24 states primarily in the Midwest and South from efficient and cost effective full line distribution facilities in Cape Girardeau, Missouri; Lexington, Kentucky; Minneapolis, Minnesota; and Aberdeen, South Dakota. In addition to our full line facilities, we have a distribution facility in Davie, Florida that specializes in bulk shipments to national pharmacy chain warehouses. We offer a variety of additional services to our customers, including inventory management, services designed to contain costs, information technology systems and various marketing programs related to generic pharmaceuticals and other products. For the first nine months of fiscal 2001, we had net sales of $1.2 billion of which 46% were to independent and regional pharmacies, 48% were to national pharmacy chains, including the pharmacy departments of supermarkets and mass merchandisers, and 6% were to other healthcare providers, including hospitals, alternate-site care providers (including nursing homes, clinics, home health services and managed care organizations), pharmacy benefit management companies (companies that administer prescription benefits for third parties) and HMOs.

     We have grown our independent and regional pharmacy business from $393.6 million in fiscal 1998 to $646.1 million in fiscal 2000 and $546.3 million for the first nine months of fiscal 2001. We believe that the increasing consolidation of the wholesale pharmaceutical industry's national participants and their strategy to be primary or major distributors to national pharmacy chains and other healthcare providers creates opportunities for us to effectively compete with them based on our business focus. We have structured our business and focused our efforts on serving the specialized business needs of independent and regional pharmacies. Our product offering to independent and regional pharmacies consists of 25,000 SKUs, including branded and generic pharmaceuticals and various health and beauty aids. After several years of decline, the number of independent pharmacies stabilized in 1997 with approximately 21,000 locations, and has remained relatively constant since that time. In the first nine months of fiscal 2001, approximately 92% of our revenues came from customers who made purchases from us of $300,000 or more during the same period. We believe that we can continue to grow our business in this market as we provide our specialized services to independent and regional pharmacies, while national wholesale distributors focus on serving the primary needs of national pharmacy chains.

     In addition to our independent and regional pharmacy business, we have used our competitive position and strong relationships with pharmaceutical manufacturers and national pharmacy chains to build a business that services pharmaceutical manufacturers and our national pharmacy chain customers with respect to branded pharmaceuticals for which there is significant demand. We provide our national pharmacy chain customers with 700 to 800 high-volume branded bulk pharmaceuticals that we purchase from pharmaceutical manufacturers on favorable terms. In so doing, we believe we help pharmaceutical manufacturers manage the rate at which they provide their products to the market and we help national pharmacy chains to reduce their overall costs of procurement. Our net revenues in this area have grown from $38.2 million in fiscal 1998 to $392.5 million in fiscal 2000 and were $575.7 million for the first nine months of fiscal 2001.

Our Address and Telephone Number

     Our principal executive offices are located at 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105. Our telephone number is (314) 727-3485.

                                 The Offering

Common stock offered by the
  selling stockholder....................  20,000 Shares (1)

Use of proceeds..........................  We will not receive any proceeds from the sale of the shares by the selling
                                           stockholder.

Nasdaq National Market symbol............  DKWD

------

(1) Includes 20,000 shares of common stock to be issued to Robert E. Korenblat, the selling stockholder, upon his exchange of 2% of the outstanding capital stock of Pharmaceutical Buyers pursuant to an exchange ratio which was agreed upon in 1995. Mr. Korenblat intends to effect such exchange immediately prior to completion of the offering and to sell such common stock in the offering.

                                 RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing shares of our common stock. You should recognize that the risks set forth below may affect our common stock to a greater or lesser extent than indicated.

Intense competition in the wholesale pharmaceutical distribution industry could cause our sales and margins to decline.

     The wholesale distribution of pharmaceuticals is highly competitive, with national and regional distributors competing primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support and merchandising, information system services and marketing programs. We compete with:

     . large, national distributors;

     . local and regional wholesalers;

     . manufacturers;

     . generic pharmaceutical telemarketers; and

     . specialty distributors.

     Currently, we believe that we are the fifth largest wholesale distributor of pharmaceuticals in the United States in terms of net sales, and that our net sales in calendar 1999 represented approximately 1.2% of total net sales by pharmaceutical distributors in that period. Our national competitors have significantly greater financial, distribution and marketing resources than we do. Moreover, our industry has experienced significant consolidation in recent years and, as a result, some of our competitors have significantly increased their advantage in such resources. Additionally, the products we distribute are generally available to our customers from multiple sources and most of our customers also utilize other wholesale distributors. Our competitors could obtain exclusive rights from manufacturers to market particular products that currently are not subject to exclusive distribution arrangements or which are currently distributed by us, which could cause us to lose sales or customers and our margins could decline. In addition, manufacturers could elect to sell a higher proportion of their products directly to customers, which would decrease the demand for such products from wholesale distributors and increase competition. We cannot assure you that we will not encounter increased competition in the future or that we will be able to keep our market share because of the high level of competition in our industry.

Our business could be adversely affected if relations with any of our significant suppliers are terminated.

     Our ability to purchase pharmaceuticals, or to expand the scope of pharmaceuticals purchased, from a particular supplier is largely dependent upon such supplier's assessment of our creditworthiness and our ability to resell the products we purchase. We are also dependent upon our suppliers' continuing need for, and willingness to utilize, our services to help them manage their inventories. If we cease to be able to purchase pharmaceuticals from any of our significant suppliers, such occurrence could have a material adverse effect on our business, results of operations and financial condition because many suppliers own exclusive patent rights and are the sole manufacturers of certain pharmaceuticals. If we were to become unable to purchase patented products from any such supplier, we would be required to purchase such products from other distributors on less favorable terms, and our profit margin on the sale of such products could be eliminated. Our 10 largest suppliers accounted for approximately 66% (by dollar volume) of our purchases during the nine month period ending March 31, 2001 and more than 52% (by dollar volume) of our purchases during fiscal 2000. Our largest supplier accounted for approximately 32% (by dollar volume) of our purchases during the nine months ended March 31, 2001 and approximately 15% (by dollar volume) of our purchases during fiscal 2000. Substantially all of our agreements with suppliers are terminable by either party upon short notice and without penalty.

Our industry has experienced declining margin percentages in recent years and, if this trend continues, our business could be adversely affected.

     Over the past decade, participants in the wholesale pharmaceutical distribution industry have experienced declining gross and operating margin percentages. Industry sources estimate that the average gross margin percentage of companies in the industry has decreased from approximately 7.35% in

1990 to approximately 4.20% in 1999. Our gross margin percentage decreased from approximately 6.74% in 1992 to approximately 3.87% in 2000. The profitability of wholesale distributors, including us, is largely dependent upon earning volume incentives, cash discounts and rebates from pharmaceutical manufacturers. Our profitability is also increasingly dependent on our ability to purchase inventory in advance of anticipated or known manufacturer price increases. Although investment buying opportunities may enable us to increase our gross margin percentage when manufacturers increase prices, such buying requires subjective assessments of future price changes as well as significant working capital. If our gross margin percentages decline significantly, or if our assessments of future price changes are incorrect, or if we do not have the necessary working capital to take advantage of buying opportunities, our profitability could be materially adversely affected.

The loss of one or more of our largest customers or a significant decline in the level of purchases made by one or more of our largest customers could hurt our business by reducing our revenues and earnings.

     Our 10 largest customers accounted for approximately 50% (by dollar volume) of our revenues during the nine months ended March 31, 2001 and approximately 55% (by dollar volume) of our revenues during fiscal 2000. Our largest customer accounted for approximately 14% (by dollar volume) of our revenues during the nine months ended March 31, 2001 and another customer accounted for approximately 18% of our revenues during fiscal 2000. As is customary in our industry, our customers are generally permitted to terminate our relationship or reduce purchasing levels on relatively short notice and without penalty. Termination of a relationship by a significant customer or a significant decline in the level of purchases made by a significant customer could have a material adverse effect on our business, results of operations and financial condition. Additionally, an adverse change in the financial condition of a significant customer, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on our ability to collect our receivables from the customer and the volume of our sales to the customer.

Our business could be adversely affected if we lose any members of our key personnel.

     We are dependent on the services of our senior management and on the relationships between our key personnel and our significant customers and suppliers. We have entered into employment agreements or non-competition agreements with four key members of our management team. The loss of certain members of our senior management or of key purchasing or sales personnel, particularly our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Vice President of Procurement, could have a material adverse effect on our business, results of operations and financial condition. We generally do not carry life insurance policies on the lives of our key senior managers or key purchasing or sales personnel. As is generally true in the industry, if any of our senior management or key personnel with an established reputation within the industry were to leave our employ, we cannot assure you that our customers or suppliers who have relationships with such person would not purchase products from such person's new employer, rather than from us, or would continue to sell products or inventory to us on terms at least as favorable as before such person's departure.

Our business could suffer if we are unable to complete and integrate acquisitions successfully.

     One aspect of our growth and operating strategy is to pursue strategic acquisitions of other pharmaceutical wholesalers and companies that expand or complement our business. We cannot assure you that suitable acquisition candidates will be identified, that acquisitions can be consummated on acceptable terms, that any acquired companies can be integrated successfully into our operations or that we will be able to retain an acquired company's significant customer and supplier relationships or otherwise realize the intended benefits of any acquisition. Any such expansion could require significant capital resources and divert management's attention from our existing business. Such acquisitions could also result in liabilities being incurred that were not known at the time of acquisition or the creation of tax and accounting problems. Failure to accomplish future acquisitions could limit our revenues and earnings potential.

Changes in the healthcare industry could adversely affect us.

     The healthcare industry has undergone significant change in recent years as a result of various efforts to reduce costs, including proposed national healthcare reform, trends toward managed care, spending cuts in Medicare, consolidation of pharmaceutical and medical/surgery supply distributors, the development of large, sophisticated purchasing groups and efforts by traditional third party payors to contain or reduce healthcare costs. We cannot predict whether these trends will continue or whether any other healthcare reform efforts will be enacted and what effect any such reforms may have on our practices and products or our customers and suppliers. Any future changes in the healthcare industry, including a reduction in governmental financial support of healthcare services, adverse changes in legislation or regulations governing the delivery or pricing of prescription drugs, healthcare services or mandated benefits may cause healthcare industry participants to significantly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. Changes in pharmaceutical manufacturers' pricing or distribution policies could also significantly and adversely affect our revenues, margins and profitability.

A disruption in our information systems could have an adverse effect on our business.

     We are dependent on our information systems to receive and process customer orders, initiate orders with product suppliers, distribute products to our customers in a timely and cost-effective manner, track and secure inventory and maintain compliance with federal and state regulations. We are in the process of implementing a new management information system that will replace our existing system. Failure or significant delays in achieving integration or complications with respect to the change to the new management information system could adversely affect our relationship with our suppliers and customers and could cause customers to seek other suppliers. Any disruption in our information systems could thus have a material adverse effect on our business, results of operations and financial condition.

We could be adversely affected if there are changes in the regulations affecting the healthcare industry or if we fail to comply with current regulations applicable to our business.

     The healthcare industry is more heavily regulated than many other industries. As a distributor of certain controlled substances and prescription pharmaceuticals, we are required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. We are also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. Our compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Any failure to comply with these regulations or to respond to changes in these regulations could result in penalties on us such as fines, restrictions on our operations or a temporary or permanent closure of our facilities. These penalties could harm our operating results. We cannot assure you that future changes in applicable laws or regulations will not materially increase the costs of conducting business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Our operations and quarterly results are subject to seasonality and variability.

     Historically, our operations have experienced certain seasonal patterns. Generally, our net sales are highest in the third and fourth quarters and lowest in the first quarter of each fiscal year. As a result, we have historically achieved approximately 60% of our earnings in our third and fourth fiscal quarters. These fluctuations are attributable, in part, to inventory management by manufacturers and to the winter cold and flu season. Our earnings may continue to vary materially from quarter to quarter due to these and other factors.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

     The market price of our common stock may be subject to significant fluctuations in response to various factors, including:

          . quarterly fluctuations in our operating results;

          . changes in securities analysts' estimates of our future earnings;
            and

          . our loss of significant customers or suppliers or significant business developments relating to us or our competitors.

     Our common stock's market price also may be affected by our ability to meet analysts' expectations and any failure to meet such expectations, even if minor, could cause the market price of our common stock to decline. Because the number of shares of common stock that will be publicly traded after the offering is small relative to the number of publicly traded shares of many other companies, the market price of the common stock may be more susceptible to fluctuation. In addition, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect the common stock's market price. In the past, securities class action lawsuits frequently have been instituted against companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

     In our last fiscal year (through June 30, 2001) the sales prices of our shares fluctuated from a high of $37.05 per share to a low of $9.38 per share.

Our charter documents and shareholder rights plan contain anti-takeover provisions which may make it harder for shareholders to remove or replace current management.

     Our Certificate of Incorporation and Bylaws contain provisions that reduce the probability of a change of control or an acquisition even if the current directors and executive officers were to significantly reduce their percentage ownership of the common stock as a group. These provisions include, but are not limited to:

          . the ability of the Board of Directors to issue preferred stock in one or more series with such rights, obligations and preferences as the board may determine, without any further vote or action by the stockholders; and

          . a Board of Directors who are grouped into three classes serving staggered three year terms.

     In addition, we are subject to Delaware General Corporation Law, which may prohibit a business combination between us and a stockholder owning 15% or more of outstanding voting power under certain circumstances. We also have a Shareholder Rights Plan. Generally, the Plan provides that each of our stockholders has one preferred share purchase right for each share of common stock held by him. The rights become exercisable upon the occurrence of certain events generally involving an acquisition of, or tender offer to purchase, 15% or more of our common stock without the prior approval of our Board of Directors, an acquisition of at least 50% of our assets or earning power or a merger in which we are not the survivor. All of these provisions may have the effect of delaying, deterring, or preventing certain potential acquisitions or a change in control, even if our stockholders consider such transactions to be in their best interests. They make it more difficult for shareholders to remove or replace our current management and increase the likelihood that our current management will continue to have effective control of our business and affairs.

We may not continue to pay dividends to our stockholders.

     We declared our first quarterly cash dividends in March, May and August, 2001. Each dividend was $0.025 per share. If we do not continue to pay dividends, our stock price may go down. The payment of dividends on our common stock is within the sole discretion of our Board of Directors and will depend on several factors, including our financial condition, our results from operations, our cash flows, current and anticipated cash needs and our business strategy. We cannot assure you that we will continue to pay dividends. Thus, if you require dividend income, an investment in our common stock may not be appropriate for you.

We may lose part or all of the investments we have made in early stage businesses.

     As of March 31, 2001, we had approximately $750,000 in passive investments in two related businesses which are presently in the early stages of development. These businesses do not have significant operating histories and have yet to operate profitably. We may from time to time make additional passive investments of similar magnitude. We cannot assure you that our investments will produce a profit or that the investments will not be lost in their entirety.

We may be required to write-off a portion of our goodwill.

     The Financial Accounting Standards Board has adopted a new accounting standard related to business combinations and intangible assets-accounting for goodwill. Under the new standard, we and other companies will no longer be required or permitted to amortize goodwill reflected on our balance sheet. We will, however, be required to evaluate goodwill reflected on our balance sheet to determine whether the goodwill is impaired under the guidelines of the standard. If we determine that the goodwill is impaired, we will be required to write-off a portion of the goodwill. As of March 31, 2001, we had approximately $42.0 million of goodwill on our balance sheet. Under the new standard, we will not be required to adopt these rules until July 2002, which is the beginning of our fiscal year 2003. We have not yet performed valuations or appraisals to evaluate any potential goodwill impairment, and therefore no impairment, if any, is currently determinable. If a goodwill impairment exists, any initial goodwill impairment will be recorded as a cumulative change in accounting under the guidelines. This would reduce our income and our net assets.

                                    GENERAL

     In this prospectus the terms "we", "us", "our", and "D & K" mean D & K Healthcare Resources, Inc. and its subsidiaries (unless the context indicates a different meaning) and the term "common stock" means our common stock, $0.01 par value per share.


                          FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements, including, but not limited to, the statements under the captions "Prospectus Summary," "Risk Factors" and elsewhere in this prospectus, are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Such factors include, among others:

          . the competitive nature of our industry;

          . our customers generally having the right to terminate or reduce their purchases on relatively short notice;

          . the changing business and regulatory environment of the healthcare industry in which we operate;

          . change in interest rates; and

          . other factors set forth in reports and other documents filed by us with the Securities and Exchange Commission from time to time.

       You are cautioned not to place undue reliance on these forward-looking statements, which reflect our views only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholder. We will receive 2% of the outstanding capital stock of Pharmaceutical Buyers upon the selling stockholder's exchange of his 3 shares of common stock of Pharmaceutical Buyers for 20,000 shares of our stock immediately prior to the offering, based on certain rights given to him in connection with our purchase of 50% of Pharmaceutical Buyers. We will pay all costs and expenses incurred in connection with the registration of the resale of the shares of common stock under the Securities Act. The selling stockholder will pay the costs associated with any sales of the shares of common stock, including any discounts, commissions and applicable transfer taxes.


                               SUBSEQUENT EVENTS

     On August 9, 2001 we announced our results for the quarter and fiscal year ended June 30, 2001. The results are summarized as follows:

                                                    Three Months Ended
                                           -------------------------------------
                                           June 30, 2001           June 30, 2000
                                           -------------           -------------
                                                        (Unaudited)
                                           (In Millions, Except Per Share Data)

Net sales................................. $       449.3           $       370.3
Net income................................ $         2.6           $         2.2
Diluted earnings per share................ $        0.56           $        0.51


                                                        Year Ended
                                           -------------------------------------
                                           June 30, 2001           June 30, 2000
                                           -------------           -------------
                                                        (Unaudited)
                                           (In Millions, Except Per Share Data)

Net sales................................. $     1,646.0           $     1,458.0
Net income................................ $         9.1           $         8.2
Diluted earnings per share................ $        2.02           $        1.84

     During June 2001, we increased our credit availability from $247 million to $300 million through the amendment and extension of two credit facilities arranged by units of FleetBoston Financial.

     In July 2001, we received approximately $77.1 million in net proceeds from the public sale of 2,445,797 shares of our common stock. The proceeds were used to repay a portion of the outstanding balance of our revolving line of credit.

                              SELLING STOCKHOLDER

     The following table sets forth information concerning the beneficial ownership of our common stock by the selling stockholder as of August 20, 2001 and on an adjusted basis to give effect to the sale of the common stock offered by the selling stockholder. The shares are being registered to permit public secondary trading of the shares, and the selling stockholder may offer the shares for resale from time to time. The selling stockholder is under no obligation to sell all or any portion of the shares of common stock offered hereby. See "Plan of Distribution."

                                                              Shares                              Shares
                                                        Beneficially Owned      Number      Beneficially Owned
                                                        Prior to Offering         of          After Offering
                                                        --------------------    Shares      ------------------
                                                         Number                 Offered      Number
Name                                                    of Shares    Percent    Hereby      of Shares  Percent
----                                                    ---------    -------    -------     ---------  -------
Robert E. Korenblat(1)(2).............................   22,000         *       20,000        2,000       *

------
*    Less than 1%.

(1) Includes 20,000 shares issuable to Mr. Korenblat upon his exchange of capital stock of Pharmaceutical Buyers; does not include 2,000 shares held in a trust by Mr. Korenblat's wife, as to which Mr. Korenblat disclaims beneficial ownership.


(2) Robert E. Korenblat has served as one of our directors since 1997 and is the President and Chief Executive Officer of Pharmaceutical Buyers, Inc., a Colorado-based group purchasing organization in which we will, following this offering, hold a 70% ownership interest. Mr. Korenblat additionally served as Vice President of Pharmaceutical Buyers from 1989 to 1991. Mr. Korenblat was elected a director of D&K in connection with our investment in Pharmaceutical Buyers.


                             PLAN OF DISTRIBUTION

     We are registering 20,000 shares of common stock for resale by the selling stockholder to satisfy our commitment to do so under contracts with him, but the registration of these shares does not necessarily mean that the selling stockholder will sell any or all of the shares registered. The selling stockholder, or his pledgees, donees, transferees or other successors in interest may sell the shares from time to time at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholder may sell shares by one or more of the following methods:

     . block transactions in which a broker-dealer will attempt to sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     . purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to any supplement to this prospectus;

     .    sales on the Nasdaq National Market;

     . ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

     .    privately negotiated transactions;

     .    short sales;

     . one or more underwritten offerings on a firm commitment or best efforts basis; or

     . through the writing of options on the shares, whether or not the options are listed on an options exchange.

     The selling stockholder may also transfer the shares by gift.

     The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as an agent of the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of the shares at a stipulated price per security. If the broker-dealer is unable to sell shares acting as agent for the selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may also use block transactions and sales to and through broker-dealers as described above.

     From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by him. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be a selling stockholder. The number of the selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

     To the extent required under the Securities Act of 1933, as amended, the aggregate amount of the selling stockholder's shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be disclosed in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholder and/or purchasers of shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholder and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

     The selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder, which may include distributions of the shares by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then recall or otherwise transfer those shares. The selling stockholder may also loan or pledge shares to a broker-dealer and the broker-dealer may sell those shares.

     The selling stockholder and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholder and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934, as amended, may apply to sales of securities in the market and to the activities of the selling stockholder and his affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     We will pay all costs and expenses incurred in connection with the registration of the resale of the shares of common stock under the Securities Act. The selling stockholder will pay the costs associated with any sales of the shares of common stock, including any discounts, commissions and applicable transfer taxes.


                                 LEGAL MATTERS

     The validity of the shares of common stock will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri. Partners of Armstrong Teasdale LLP who participate in the representation of our company own approximately 10,000 shares of our common stock.

                                    EXPERTS

     The audited consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in this registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the Commission. A copy of the Registration Statement and the exhibits and schedules thereto, reports, proxy and information statements and other information filed by us with the Commission may be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the Public Reference Room by calling the Commission at 1-800-SEC-0030. In addition, reports, proxy and information statements and other information concerning our company may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. We are required to file electronic versions of certain documents through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We furnish our stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each year.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our Commission filings by referring you to the documents containing this information. Any information referred to in this way is considered part of this prospectus, and any information filed with the Commission by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we file a post-effective amendment to the Form S-3 indicating the termination of this offering:

          (1) Annual Report on Form 10-K for the year ended June 30, 2000 filed with the Commission on September 21, 2000;

          (2) Definitive Proxy Statement on Schedule 14A filed with the Commission on October 4, 2000;

          (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Commission on November 9, 2000;

          (4) Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 filed with the Commission on February 8, 2001;

          (5) Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Commission on May 3, 2001;

          (6) Current Report on Form 8-K filed with the Commission on June 14, 2001;

          (7) Current Report on Form 8-K filed with the Commission on June 20, 2001; and

          (8) The description of our common stock in our Registration Statement on Form S-3, as amended, File No. 333-60146.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: D & K Healthcare Resources, Inc., 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105, attention: Ms. Pia Koster,
Telephone: (314) 727-3485.

================================================================================

     No person is authorized in connection with this offering to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the company or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock offered hereby nor does it constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby to any person by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date of this prospectus.



                                  ----------


                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary........................................................    1
Risk Factors..............................................................    3
Forward-Looking Statements................................................    8
Use Of Proceeds...........................................................    8
Selling Stockholder.......................................................    9
Plan of Distribution......................................................    9
Legal Matters.............................................................   11
Experts...................................................................   11
Where You can Find More Information.......................................   11
Incorporation of Certain Documents by Reference...........................   11



                                    [LOGO]


                       D & K HEALTHCARE RESOURCES, INC.


                                 20,000 Shares



                                 Common Stock









                                  ----------

                                  PROSPECTUS

                                  ----------











                               August   , 2001

================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                SEC Registration Fee..................  $  207
                Printing Expenses.....................  $  100
                Legal Fees and Expenses...............  $2,000
                Auditors' Fees and Expenses...........  $2,500
                Miscellaneous Expenses................  $  543
                                                        ------
                Total.................................  $5,350
                                                        ======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     Article 8.B of the registrant's Certificate of Incorporation provides that the registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons who the registrant may indemnity under Section 145.

     Article 8.A of the registrant's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of: (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transaction from which the director derived an improper personal benefit.

     Article VII of the registrant's By-laws provides, in general, that the registrant shall indemnify its directors and officers to the full extent allowed under law.

ITEM 16. EXHIBITS.

     A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Act of 1934 (the "Exchange Act") that are incorporated in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     C. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 15th day of August, 2001.


                                      D & K Healthcare Resources, Inc.


                                      By:   /s/ J. Hord Armstrong III
                                         ---------------------------------------
                                            J. Hord Armstrong, III
                                            Chairman and Chief Executive Officer

     Each person whose signature appears below constitutes and appoints J. Hord Armstrong, III and Martin D. Wilson his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign a Registration Statement pursuant to
Section 462(b) of the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

           Signature                      Title                        Date
           ---------                      -----                        ----



   /s/ J. Hord Armstrong III     Chairman, Chief Executive       August 15, 2001
-------------------------------  Officer, Treasurer and
     J. Hord Armstrong III       Director



     /s/ Martin D. Wilson        President, Chief Operating      August 15, 2001
-------------------------------  Officer, and Director
       Martin D. Wilson



     /s/ Thomas S. Hilton        Sr. Vice President and Chief    August 15, 2001
-------------------------------  Financial Officer
       Thomas S. Hilton



     /s/ Richard F. Ford         Director                        August 15, 2001
-------------------------------
       Richard F. Ford

                                                                 August 15, 2001
-------------------------------
       Bryan H. Lawrence         Director


   /s/ Harvey C. Jewett, IV                                      August 15, 2001
-------------------------------
     Harvey C. Jewett, IV        Director



    /s/ Robert E. Korenblat                                      August 15, 2001
-------------------------------
      Robert E. Korenblat        Director



     /s/ Thomas F. Patton                                        August 15, 2001
-------------------------------
       Thomas F. Patton          Director


                                                                 August 15, 2001
-------------------------------
        Louis B. Susman          Director


                                                                 August 15, 2001
-------------------------------
        James M. Usdan           Director

                                 EXHIBIT INDEX

Exhibit Number     Description
--------------     -----------

2.1* Stock Purchase and Redemption Agreement, dated as of November 30, 1995, by and among Pharmaceutical Buyers, Inc., J. David McCay, The J. David McCay Living Trust, Robert E. Korenblat and the registrant filed as an exhibit to the registrant's Annual Report on Form 10-K for the year ended March 28, 1997.

4.1* Form of certificate for Common Stock, filed as an exhibit to registrant's Registration Statement on Form S-1 (Reg. No. 33-48730).

4.2* Form of Rights Agreement dated as of November 12, 1998 between registrant and Harris Trust and Savings Bank as Rights Agent, which includes as Exhibit B the form of Right Certificate, filed as an exhibit to Form 8-K dated November 17, 1998.

5**                Legal Opinion of Armstrong Teasdale LLP.

23.1**             Consent of Arthur Andersen LLP.

23.2**             Consent of Armstrong Teasdale LLP (included in Exhibit 5).

24**               Power of Attorney (see page II-3).

*                  Incorporated by reference.
**                 Filed herewith.